

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 26, 2009

Mr. Ronald E. Smith
President and Chief Executive Officer
Deep Down, Inc.
15473 East Freeway
Channelview, TX 77530

>   **Re: Deep Down, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed April 1, 2008**
>   **Response Letter Dated January 28, 2009**
>   **File No. 000-30351**

Dear Mr. Smith:

　　　　We have reviewed your filing and response letter, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A4 for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

1.   We read your response to prior comment 4, and note you acknowledge that Deep Down, Inc. is the predecessor company, and that you inappropriately excluded the related predecessor company financial statements, for the period January 1, 2006 through November 20, 2006. We further note that you request the staff allow you to omit audited financial statements of the predecessor company from your 2007 Form 10-KSB and a registration statement on Form S-1. These financial statements are required by those Forms and Rule 310 of Regulation S-B.

　　　　We will not waive the requirements of Form 10-KSB and Form S-1. However, if you are unable to file the audited financial statements of the acquired predecessor company for the period from January 1, 2006 through November 20, 2006 required by the Form (notwithstanding this Division's prior practice), please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since you did not file the required financial statements within the time period provided by the Forms, we will not consider them to have been timely filed for purposes of Form S-3.

Further, until you file audited financial statements of the acquired predecessor company for the period from January 1, 2006 through November 20, 2006 required under Rule 310(a) of Regulation S-B, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a)   offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

(b)   dividend or interest reinvestment plans;

(c)   employee benefit plans;

(d)   transactions involving secondary offerings; or

(e)   sales of securities under Rule 144.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief